Filed Pursuant to Rule 424(b)(3)

Registration No. 033-96542

PROSPECTUS SUPPLEMENT NO. 1

TO

REOFFER PROSPECTUS DATED JULY 26, 2006

OF

MACK-CALI REALTY CORPORATION

RELATING TO

2,085,878 SHARES OF COMMON STOCK

                This prospectus supplement (this “Supplement”), supplements our reoffer prospectus dated July 26, 2006 (the “Prospectus”) that was filed as part of our Registration Statement on Form S-3, File No. 033-96542 (the “Registration Statement”), relating to the resale by certain of our stockholders (collectively, the “Selling Stockholders”) who may receive shares of our common stock, par value $0.01 per share (the “Common Stock”), offered by this Supplement in conjunction with the Prospectus, upon the redemption of common units of limited partnership interest (the “Common Units”) of Mack-Cali Realty, L.P. (the “Operating Partnership”).  This Supplement presents certain information regarding the ownership of 569,006 shares of our Common Stock that may be acquired upon redemption of 569,006 Common Units originally beneficially owned by two Selling Stockholders identified in the Prospectus that have been transferred to four persons (the “Transferees”) who are being added to the table of Selling Stockholders in the Prospectus to permit the resale of such shares of Common Stock by the Transferees under the Registration Statement and pursuant to the Prospectus. The 2,085,878 shares to which this Supplement relates reflects the total number of shares that may be sold by all of the Selling Stockholders under the Prospectus after giving effect to the transfer of the shares to the Transferees of 569,006 Common Units.  No additional securities are being registered hereby.

                You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

                The selling stockholders may offer their shares of common stock through public or private transactions, in the over-the-counter markets or on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices.  The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders.  We will pay substantially all of the expenses incident to the registration of such shares, except for selling commissions.

                Our common stock is listed on The New York Stock Exchange under the symbol “CLI.”  The closing price of our common stock as reported on The New York Stock Exchange on October 22, 2007 was $      per share.

                Investment in our common stock involves certain risks, including those described beginning on page 10 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.  You should consider such risk factors before investing in our common stock.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 23, 2007

SELLING STOCKHOLDERS

On January 19, 2007, Edward Leshowitz transferred 307,916 Common Units to Edward Leshowitz and Terry Singer, as Trustees of the Edward Leshowitz Revocable Trust Agreement dated 11/5/02.  These securities were transferred for no consideration for estate planning purposes.

On October 19, 2007, the estate of Angelo R. Cali redeemed 261,090 Common Units for 261,090 shares of Common Stock in the names of Angela Cali, Joanne Cali and John R. Cali.  These securities were transferred for no consideration as part of the settlement of the estate of Angelo R. Cali.

The information contained in the following table is as of October 23, 2007, and supersedes and replaces the information relating to the shares of Common Stock beneficially owned by Angela Cali, Angelo R. Cali, Joanne Cali, John R. Cali and Edward Leshowitz that were reported in the table of Selling Stockholders, and the related footnotes, contained in the Prospectus.

Name of Security Holder	Number of Shares of Common Stock Owned Prior to Offering (1)	Number of Shares of Common Stock Underlying Common Units (2)	Number of Shares of Common Stock to Be Owned After this Offering (3)

Angela Cali	167,303	150,552	16,751
Joanne Cali	168,519	150,553	17,966
John R. Cali	330,436	234,504	95,932
Edward Leshowitz and Terry Singer, as Trustees of the Edward Leshowitz Revocable Trust Agreement dated 11/05/2002	324,916	307,916	17,000

(1)                                  Includes outstanding shares of Common Stock and shares of Common Stock issuable upon the redemption of all Common Units beneficially owned by the Selling Stockholders regardless of whether such shares are offered by the Prospectus, and restricted shares of Common Stock (vested and unvested).

(2)                                  Includes all of the shares of Common Stock that may be issued upon redemption of Common Units offered under the Prospectus, but not any other shares of Common Stock, Common Units or any other series or class of preferred units beneficially owned by the Selling Stockholders.

(3)                                  Assumes all shares registered under the Prospectus will be sold.

                Information concerning the Selling Stockholders may change from time to time and will be set forth in future supplements.  Accordingly, the number of shares of our Common Stock offered hereby may increase or decrease.  Full and complete copies of this Supplement together with the Prospectus will be provided upon request.

If and when the Selling Stockholders sell all of their shares of Common Stock registered under the Prospectus, as amended by this Supplement, none of the Selling Stockholders will own more than one percent of our Common Stock at October 23, 2007.

                Information regarding current relationships between the Selling Stockholders and us or our predecessors and affiliates within the past three years is set forth below.

John R. Cali has served as a member of our board of directors and as a member of the executive committee of our board of directors since 2000.